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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   72345 10 9
                                 --------------
                                 (CUSIP Number)

                            ACTIVE CAPITAL FUND, LLC
                               ATTN: MICHAEL KOSKI
                            762 HIGHWAY 133, SUITE 4B
                           CARBONDALE, COLORADO 81623
                                  970-963-4455

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 3, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of Rule 13d-1(g), check the following box. [ __ ]


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                                  SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons - IRS Identifications No. of
     Above Person (Entities Only)

          ACTIVE CAPITAL FUND, LLC
          IRS ID NO.: 84-1514039

2.   Check the Appropriate Box if a Member of a Group

          (a)  [     ]
          (b)  [     ]

3.   SEC Use Only

4.   Source of Funds

          WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          To Items 2(d) or 2(e)  [ __ ]

6.   Citizenship or Place of Organization

          Colorado

Number of Shares Beneficially Owned by Each Reporting Person
With:

     7.   Sole Voting Power

          10,460,000

     8.   Shared Voting Power


     9.   Sole Dispositive Power

          10,460,000

     10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

                                           COMMON STOCK
                                           ------------
     ACTIVE CAPITAL FUND, LLC               10,460,000

12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares

          [ -- ]

13.  Percent of Class Represented by Amount in Row 11

          5.59%

14.  Type of Reporting Person

          IV
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Item 1.   Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Pinnacle Business Management, Inc., a Nevada corporation (the "Pinnacle").

The principal executive offices of Pinnacle are located at 2963 Gulf to Bay Boulevard, Suite 265, Clearwater, Florida 33759, 727-669-7781.

Item 2.   Identity and Background

     (a)  Name:

          ACTIVE CAPITAL FUND, LLC

     (b)  Address:

          762 HIGHWAY 133, SUITE 4B
          CARBONDALE, COLORAO 81623

     (c)  Present Principal Occupation:

          PRIVATE INVESTMENT FUND

     (d)  No

     (e)  No

     (f)  Citizenship:

          United States of America

Item 3.   Source and Amount of Funds or Other Consideration

Investment capital of Active Capital Fund, LLC

Item 4.   Purpose of Transaction

Active Capital Fund, LLC acquired the stock of Pinnacle for investment purposes only and without a purpose or effect of changing or influencing control of the issuer.

Active Capital Fund, LLC is more likely than not to eventually dispose of all or portions of the securities of Pinnacle it now beneficially owns.

Item 5.   Interest in Securities of the Issuer

Active Capital Fund, LLC beneficially owns, and has the sole power to vote and dispose of, 10,460,000 shares, or 5.59%, of the outstanding shares of Common Stock of the Issuer. The calculation of ownership set forth herein is based upon 187,157,589 shares of Common Stock outstanding as of July 12, 2000, as indicated on the records of the transfer agent.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

There are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Active Capital Fund, LLC and any person with respect to the securities of Pinnacle.

Item 7.    Materials to Be Filed as Exhibits

N/A
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 12, 2000

                                       /s/  Michael Koski
                                       ---------------------------------
                                       Michael Koski as General Manager of
                                       ACTIVE CAPITAL FUND, LLC